CUSIP No. 879102101                                                Page 1 of 17




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)



                                 Tekgraf, Inc.
                               (Name of Issuer)


                Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)


                                   879102101
                                 (CUSIP Number)


                               William M. Rychel
                          980 Corporate Woods Parkway
                             Vernon Hills, IL 60061
                           Telephone: (847) 913-5888
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 21, 2000
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      879102101               13D      PAGE     2    OF    17   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               Beverly Nerenberg
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     89,549
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               89,549
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,765
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      879102101               13D      PAGE     3    OF    17   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              A. Lowell Nerenberg
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     89,549
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               89,549
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,765
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.       879102101              13D      PAGE    4     OF   17    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                Thomas A. Gust
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     398,733
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   398,733
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          416,841
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      879102101               13D      PAGE     5    OF    17   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               William M. Rychel
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,191,800
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     694,199
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,191,800
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,209,908
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      879102101               13D      PAGE     6    OF    17   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  Rosa Sabato
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,250
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   4,250
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.06%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      879102101               13D      PAGE     7    OF    17   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               Martyn L. Cooper
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     69,500
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   69,500
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          69,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      879102101               13D      PAGE     8    OF    17   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               J. Thomas Woolsey
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     132,167
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   132,167
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          132,167
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879102101                                                 Page 9 of 17


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the Class A Common Stock, par value $.001 (the "Class A Stock") of Tekgraf, Inc. (the "Issuer"), the principal executive offices of which are located at 980 Corporate Woods Parkway, Vernon Hills, IL 60061.

         This Amendment amends the Schedule 13D filed October 15, 1999, by Beverly Nerenberg, A. Lowell Nerenberg, William M. Rychel, and Thomas A. Gust and Amendment No. 1 filed January 14, 2000, filed by Beverly Nerenberg, A. Lowell Nerenberg, William M. Rychel, Thomas A. Gust, Rosa Sabato, Martyn L. Cooper, and J. Thomas Woolsey. The purpose of this Amendment is to report the effect of the reclassification of Class B Common Stock par value $.001 ("Class B Stock") into Class A Stock on a one-for-one basis which occurred January 21, 2000, pursuant to the filing of Restated Articles of Incorporation which were approved by the Board of Directors and the shareholders of the Issuer.

ITEM 2.  IDENTIFY AND BACKGROUND

         This Amendment is filed by (i) Beverly Nerenberg, who is employed by BL Associates, an internet-based business selling consumer products over the internet, located at 17513 Sir Galahad Way, Ashton, MD 20861; (ii) A. Lowell Nerenberg, who is also employed by BL Associates, located at 17513 Sir Galahad Way, Ashton, MD 20861; (iii) William M. Rychel, who is the Interim Chief Executive Officer of Tekgraf, Inc., his office being located at 980 Corporate Woods Parkway, Vernon Hills, IL 60061; (iv) Thomas A. Gust, who is employed by GB marketing, an independent manufacturers representative specializing in computer products, located at 200 North Fairway Drive, Suite 202, Vernon Hills, IL 60061; (v) Rosa Sabato, who resides at 43 Balmiere Parkway, Cranford, NJ 07016; (vi) Martyn L. Cooper, who is Chief Operations Officer of the Issuer, his office being located at 7621 Portwest, Suite 100, Houston TX 77024; and
(vii) J. Thomas Woolsey, who is Chief Information Officer of the Issuer, his office being located at 645 Hembree Parkway, Suite J, Roswell, GA 30076 (collectively, the "Shareholders").

         During the last five years, to the best of their knowledge, none of the Shareholders have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All reporting persons are citizens of the U.S.A.

CUSIP No. 879102101                                                Page 10 of 17


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         As noted in Item 4 below, the Shareholders have filed this Amendment because the reclassification of Class B Stock into Class A Stock has changed the number of shares beneficially owned and the percentage of Class A Stock held by the Shareholders individually and in the aggregate. More specifically, on January 21, 2000, all of the shares of Class B Stock were converted by operation of law into shares of Class A Stock on a one-for-one basis thereby increasing the number of shares of Class A Stock owned by the Shareholders. No other acquisition or disposition is reported on this Amendment, thus, no information is provided as to the source and amount of funds and other consideration.

ITEM 4.  PURPOSE OF TRANSACTION

         The only reason the Shareholders filed the Schedule 13D and Amendment No. 1 was because they agreed to act together for the purpose of acquiring additional Class A Stock, as follows. Each Shareholder owned Class A Stock and/or Class B Stock of the Issuer. Holders of the Class B Stock had five votes per share as compared to one vote per share for the holders of Class A Stock. Otherwise, the Class B Stock was identical to the Class A Stock, and the Class B Stock was convertible into Class A Stock on a one-to-one basis.

         Management of the Issuer recommended to the shareholders of the Issuer for their approval the reclassification of the Class B Stock into Class A Stock on a one-for-one basis and related amendments to the articles of incorporation (the "Reclassification"). Each Shareholder other than Mr. Cooper and Mr. Woolsey executed voting agreements whereby each agreed to vote his or her Class A Stock and Class B Stock in favor of the Reclassification if presented at a shareholders' meeting. Messrs. Cooper and Woolsey executed voting agreements whereby they agreed to vote their shares in favor of every matter recommended by the Issuer's Board of Directors (which included the Reclassification since the Reclassification was approved by such Board).

         Under Rule 13d-5(b)(1), two or more persons are deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each person as of the date of an agreement to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of an issuer. Thus, each of the Shareholders were deemed to have acquired the beneficial ownership of each other's Class A Stock. Each of the Shareholders has always intended to hold all of his or her shares of Class A Stock for investment purposes.

         The Reclassification was approved at a special meeting of the shareholders of the Issuer held on January 21, 2000. On January 21, 2000, the shares of Class B Stock were converted by operation of law into shares of Class A Stock on a one-for-one basis upon the filing of Restated Articles of Incorporation with the Secretary of State of Georgia. There are now 6,328,331 shares of Class A Common Stock outstanding. The Shareholders have filed this Amendment to report the effect of the Reclassification on the number of Class A shares beneficially owned and the percentage held of Class A Stock by each of the Shareholders individually and in the aggregate.

as at
CUSIP No. 879102101                                                Page 11 of 17


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) As noted in Item 4 above, the only reason the Shareholders have filed the Schedule 13D, Amendment No. 1, and this Amendment is because of their various agreements to vote their shares as described therein, and under Rule 13d-5(b)(1) each Shareholder may have been therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Shareholder. This Amendment reports the effect of the reclassification of the Class B Stock into Class A Stock and its effects on the individual and aggregate number of shares of Class A Stock beneficially owned and percentage held by the Shareholders. Thus, the aggregate number of shares of Class A Stock beneficially owned by the each member of the group is 1,958,431, approximately 30.9% of the Class A Stock.

         (b) While the Shareholders are deemed to have beneficial ownership of each other's shares of Class A Stock under Rule 13d-5(b)(1), each reporting person individually beneficially owns the following amounts of shares.

             (1) Beverly Nerenberg and A. Lowell Nerenberg have shared voting and disposition power with respect to 89,549 shares of Class A Stock. The Nerenbergs share the voting power of these shares with Mr. Rychel pursuant to the agreements described in Item 5(c). The Nerenbergs also have 36,216 shares of Class A Stock pursuant to an escrow agreement whereby a shareholder representative has the sole power to direct the voting of such shares. Thus, the Nerenbergs have beneficial ownership of 125,765 shares of Class A Stock, or approximately 2.0% of the outstanding shares of Class A Stock.

             (2) William M. Rychel has sole voting and disposition power with respect to 1,191,800 shares of Class A Stock. Mr. Rychel also has 18,108 shares of Class A Stock pursuant to an escrow agreement whereby a shareholder representative has the sole power to direct the voting of such shares. Thus, Mr. Rychel beneficially owns 1,209,908 shares of Class A Stock, or approximately 19.1% of the outstanding shares of Class A Stock. Mr. Rychel currently owns or has the power to vote 1,885,999 shares of Class A Stock (29.8% of outstanding) pursuant to the agreements described in Item 5(c).

             (3) Thomas A. Gust has shared voting and sole disposition power with respect to 398,733 shares of Class A Stock. Mr. Gust shares the voting power of these shares with Mr. Rychel pursuant to the voting agreement described in Item 5(c). Mr. Gust also has 18,108 shares of Class A Stock pursuant to an escrow agreement whereby a shareholder representative has the sole power to direct the voting of such shares.

CUSIP No. 879102101                                                Page 12 of 17


                  Thus, Mr. Gust beneficially owns 416,841 shares of Class A Stock, or approximately 6.6% of the outstanding shares of Class A Stock.

             (4) Rosa Sabato has shared voting and sole disposition power with respect to 4,250 shares of Class A Stock. Thus, Ms. Sabato beneficially owns 4,250 shares of Class A Stock, or approximately 0.06% of the outstanding shares of Class A Stock. Mr. Sabato shares the voting power of her shares with Mr. Rychel pursuant to the voting agreement described in Item 5(c).

             (5) Martyn L. Cooper has shared voting and disposition power with respect to 69,500 shares of Class A Stock (includes 55,600 shares previously held in escrow which Mr. Rychel has the right to purchase pursuant to the agreement described in Item 5(c)). Thus, Mr. Cooper beneficially owns 69,500 shares of Class A Stock, or approximately 1.1% of the outstanding shares of Class A Stock. Mr. Cooper shares the voting power of 69,500 shares of his Class A Stock with Mr. Rychel pursuant to the agreement described in Item 5(c).

             (6) J. Thomas Woolsey has shared voting and disposition power with respect to 132,167 shares of Class A Stock (includes 105,733 shares previously held in escrow which Mr. Rychel has the right to purchase pursuant to the agreement described in
                  Item 5(c)). Thus, Mr. Woolsey beneficially owns 132,167 shares of Class A Stock, or approximately 2.1% of the outstanding shares of Class A Stock. Mr. Woolsey shares the voting power of 132,167 shares of his Class A Stock with Mr. Rychel pursuant to the agreement described in Item 5(c).

         Under Rule 13d-4 of the Securities Exchange Act of 1934, each of the Shareholders expressly disclaims beneficial ownership of any of the other Shareholders' Class A Stock, except that Mr. and Mrs. Nerenberg state that they share beneficial ownership of the Class A Stock held by each other.

         (c) As described in more detail in Amendment No. 1 filed January 14, 2000, Mr. Rychel purchased a total of 685,816 shares of Class B Stock and 121,167 shares of Class A Stock on December 3, 1999, and agreed to purchase an additional 161,333 shares of Class B Stock from certain persons. All of such transactions were effected between holders of Class B Stock and by means of private agreements.

         In addition, each Shareholder other than Messrs. Cooper and Woolsey executed a voting agreement with Mr. Rychel whereby each appointed Mr. Rychel his or her proxy allowing Mr. Rychel to vote the shares in favor of the Reclassification if presented at a shareholders' meeting. Messrs. Cooper and Woolsey each executed a voting agreement which

CUSIP No. 879102101                                                Page 13 of 17


appointed Mr. Rychel his proxy with respect to his shares, thereby allowing Mr. Rychel to vote Messrs. Cooper and Woolsey's shares of Class B Stock in favor of every matter recommended by the Issuer's board of directors, including any amendment to the Issuer's articles of incorporation (which included the Reclassification since it was approved by such Board). The voting agreements were filed as exhibits to Amendment No. 1.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As noted in Item 3 and Item 5(c) and reported in Amendment No. 1, Mr. Rychel acquired the right to vote certain shares of Class A Stock and Class B Stock in favor of the Reclassification pursuant to agreements with each of the Shareholders. Such voting agreements have not been terminated. This Amendment is only filed to report the changes in the number of shares of Class A Stock beneficially owned and the percentage of Class A Stock held by each of the Shareholders individually and in the aggregate.

         As described in Amendment No. 1 (Item 3), the Issuer and Mr. Rychel executed a Loan Agreement, a Stock Pledge Agreement, and a Collateral Assignment in order to allow Mr. Rychel to purchase enough shares of Class B Stock to ensure the approval of the Reclassification. In the event of default under the Loan Agreement, Stock Pledge Agreement, or the Promissory Note, attached on Exhibits 8-10, the Issuer shall be entitled (i) to transfer all or any part of the pledged shares into the Issuer's name or the name of its nominee or nominees; (ii) to vote all or any part of the pledged shares (whether or not transferred into the name of the Issuer) and give all consents, waivers and ratifications in respect of the pledged shares; and (iii) to cause the purchases of the Delayed Shares under the voting agreements with Messrs. Cooper and Woolsey to be completed by Mr. Rychel.

         A. Lowell Nerenberg, William M. Rychel, and Thomas A. Gust have an aggregate of 72,432 shares of Class A Stock (the "Escrow Shares") that are being held in escrow pursuant to, and that will be released in accordance with, the terms of: (i) an Escrow Agreement by and among the Issuer, Tekgraf Sub III, Inc. ("Sub"), New England Computer Graphics, Inc. ("NECG"), David Boston, A. Lowell Nerenberg, William Rychel, Thomas Gust, Scott Barker, Robert Shumaker and Thomas Mills (the "Company Shareholders"), David Boston (the "Shareholder Representative") and First Union National Bank (the "Escrow Agreement"); and
(ii) a Pledge, Security and Escrow Agreement by and among the Issuer, Sub, NECG, the Company Shareholders, David Boston (the "Indemnification Representative") and First Union National Bank (the "Pledge Agreement," together with the Escrow Agreement, the "Escrow Agreements"). According to the Escrow Agreement, the Shareholder Representative has the




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CUSIP No. 879102101                                                Page 14 of 17


authority to direct the voting of the Escrow Shares. The Escrow Shares may not be transferred or assigned unless by operation of law.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Copy of written agreement relating to the filing of joint acquisition statement as required by Rule 13d-1(k).*

         Exhibit 2. Copy of the Agreement between Beverly Nerenberg and William M. Rychel, dated as of December 1, 1999.*

         Exhibit 3. Copy of the Agreement between A. Lowell Nerenberg and William M. Rychel, dated as of December 1, 1999.*

         Exhibit 4.   Copy of the Agreement between Rosa Sabato and William
                      M. Rychel, dated as of December 1,1999.*

         Exhibit 5. Copy of the Agreement between Martyn L. Cooper and William M. Rychel, dated as of December 1, 1999.*

         Exhibit 6. Copy of the Agreement between J. Thomas Woolsey and William M. Rychel, dated as of December 1, 1999.*

         Exhibit 7. Copy of the Shareholder Voting Agreement between Thomas A. Gust and William M. Rychel, dated as of November 1, 1999.*

         Exhibit 8. Copy of the Loan Agreement by and between William M. Rychel and Tekgraf, Inc., dated as of December 1, 1999.*

         Exhibit 9. Copy of the Promissory Note between William M. Rychel and Tekgraf, Inc., dated December 1, 1999.*

         Exhibit 10.  Copy of the Stock Pledge Agreement by and between
                      William M. Rychel and Tekgraf, Inc., dated as of December 1, 1999.*

         Exhibit 11. Copy of the Collateral Assignment by and between William M. Rychel and Tekgraf, Inc., dated as of December 1, 1999.*




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CUSIP No. 879102101                                                Page 15 of 17


         Exhibit 12. Copy of the Escrow Agreement by and among the Issuer, Tekgraf Sub III, Inc., New England Computer Graphics, Inc., David Boston, A. Lowell Nerenberg, William Rychel, Thomas Gust, Scott Barker, Robert Shumaker and Thomas Mills, David Boston (the "Shareholder Representative") and First Union National Bank.*

         Exhibit 13. Copy of the Pledge, Security and Escrow Agreement by and among the Issuer, Tekgraf Sub III, Inc., New England Computer Graphics, Inc., David Boston, A. Lowell Nerenberg, William Rychel, Thomas Gust, Scott Barker, Robert Shumaker and Thomas Mills, David Boston, David Boston (the "Indemnification Representative") and First Union National Bank.*

         * Previously filed as an exhibit to the Schedule 13D Amendment No. 1, filed January 14, 2000, and incorporated herein by reference.

         This Amendment No. 2 may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                         [SIGNATURES ON FOLLOWING PAGE]





















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CUSIP No. 879102101                                                Page 16 of 17


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


         Dated:  February 7, 2000                   /S/ Beverly Nerenberg
                                                    ----------------------------
                                                    BEVERLY NERENBERG

         Dated:  February 7, 2000                   /S/ A. Lowell Nerenberg
                                                    ----------------------------
                                                    A. LOWELL NERENBERG

         Dated:  February 7, 2000                   /S/ William M. Rychel
                                                    ----------------------------
                                                    WILLIAM M. RYCHEL

         Dated:  February 7, 2000                   /S/ Thomas A. Gust
                                                    ----------------------------
                                                    THOMAS A. GUST


                    [SIGNATURES CONTINUED ON FOLLOWING PAGE]






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CUSIP No. 879102101                                                Page 17 of 17


                   [SIGNATURES CONTINUED FROM PREVIOUS PAGE]


         Dated:  February 3, 2000                   /S/ Rosa Sabato
                                                    ----------------------------
                                                    ROSA SABATO


         Dated:  February 9, 2000                   /S/ Martyn L. Cooper
                                                    ----------------------------
                                                    MARTYN L. COOPER


         Dated:  February 2, 2000                   /S/ J. Thomas Woolsey
                                                    ----------------------------
                                                    J. THOMAS WOOLSEY






















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